sirit Inc.

03037982

November 25, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

SEC MAIL RECEIVED
DEC 04 2003
WASH. D.C. 181

SUPPL

Dear Sirs:

RE: SIRIT Inc. - Reg. No. 82-3200

Enclosed please find a copy of News Release #03-20 and the Material Change Report pertaining to News Release #03-20 for SIRIT's file.

Yours truly,

John P. Fairchild
Chief Financial Officer and Corporate Secretary

/encl.

12/8

#2450 – 650 West Georgia Street, PO Box 11537, Vancouver, BC, V6B 4N7 Canada
Tel: (604) 682-3030 Fax: (604) 683-0704 Website: www.sirit.com

Reg. No. 82-3200

NEWS RELEASE

November 25, 2003 **Trading Symbol: TSX: SI**

News Release #03-20

FOR MORE INFORMATION:

Fred Veinot
Vice President
(800) 498-8760 x225
fveinot@sirit.com

SIRIT Inc. Announces Closing of $2.9 Million Equity Financing

Investment by J.L. Albright will be used to meet the recent challenges issued by Wal-Mart and the U.S. Department of Defense for their suppliers to become RFID enabled.

Toronto, ON – November 24, 2003 – SIRIT is pleased to announce the closing of the first tranche of its previously announced private placement with J.L. Albright III Venture Fund, selling 9,732,687 SIRIT common shares to J.L. Albright at a price of $0.30 per share for gross proceeds to SIRIT of $2,919,806. The sale of an additional 16,933,980 SIRIT common shares to J.L. Albright III Venture Fund for gross proceeds of $5,080,194 is scheduled to occur following receipt of the requisite approval of SIRIT shareholders, expected to be obtained at a special meeting of SIRIT shareholders to be held on December 29, 2003.

SIRIT has been advised by J.L. Albright that following the closing of the first tranche today J.L. Albright III Venture Fund owns an aggregate of 9,732,687 common shares in the capital of SIRIT or approximately 13.7% of the issued and outstanding SIRIT common shares. The purchase was made by J.L. Albright III Venture Fund for investment purposes only.

At the closing of the private placement, Rick Segal, a nominee of J.L. Albright, was appointed as a director of SIRIT.

This first investment of approximately $2.9 million will be used by SIRIT to accelerate its product development and marketing strategy in direct response to the various initiatives involving the widespread deployment of Radio Frequency Identification ("RFID") technology. At a meeting hosted by Wal-Mart on November 4th and 5th, 2003 Wal-Mart met with its top 100 suppliers and a select group from the RFID industry, including SIRIT, to outline its plan for deployment of RFID within Wal-Mart's supply network. SIRIT, as a recognized leader in the design, development and high-volume manufacturing of RFID technology intends to use the proceeds of the total financing to accelerate its product development cycle and to expand its key alliances with major players directly

involved in the efforts to meet the deployment challenges. Initial product roll-outs will commence in the first quarter of 2004 to address the immediate needs for field trials within the supply network.

William Staudt, CEO of SIRIT, commented, "J.L. Albright is the perfect financial partner for SIRIT with its history of active involvement with and support for its investee companies. J.L. Albright shares our vision for the future of both SIRIT and the RFID industry and is a long-term investor. In addition, through J.L. Albright's broad contacts and industry relationships, SIRIT expects to substantially expand its customer base."

Rick Segal, a partner in J.L. Albright, commented, "Our firm has followed the RFID industry for over two years and talked with most of the RFID reader manufacturers. We selected SIRIT because in the nascent and emerging supply chain market SIRIT stands out due to its experienced management team, its engineering talent, its robust product offerings and, perhaps most of all, because it has demonstrated the ability over ten years to meet customer demands to be a low cost, high volume producer with a record of exceptional quality. In addition, SIRIT is one of the few companies that has significant RFID revenue with sales approaching $20 million per annum. We believe these are just the qualities that the system integrators and the original equipment manufacturers will demand of their suppliers, and as such, we believe SIRIT will emerge as a leader in the industry."

About SIRIT:

SIRIT is a leading designer, developer and manufacturer of radio frequency identification (RFID) products and solutions. Offering an extensive line of products and solutions that support a broad range of RFID tags, standards, and frequencies, SIRIT's RFID products have been deployed to numerous blue chip companies across a wide range of applications including electronic toll collection (ETC), automatic vehicle identification (AVI), cashless payments, supply chain management, and product authentication. Catalyzed by the rapid development of global standards (e.g. UCC / Auto-ID, ISO), support from the leading retailers and manufacturers (e.g. Wal-Mart (NYSE: WMT)), and the promise of unprecedented efficiency improvements (e.g. real-time inventory visibility and responsiveness), RFID, which is well established in electronic toll collection, is moving to the forefront of the supply chain and other mass-market applications. As a pure play RFID company with an extensive and flexible line of products, and experienced engineering, manufacturing, and customer service teams, SIRIT is uniquely positioned to capitalize on the impending RFID revolution.

For more information on SIRIT visit www.sirit.com or call (800) 498-8760.

About J.L. Albright Venture Partners:

J.L Albright Venture Partners invests primarily in emerging Internet, E-Commerce, Networking and Software companies with exceptional prospects for growth, superior technology, and a sustainable competitive advantage. They select businesses that possess strong fundamentals, superior products and/or services. J.L. Albright's partners understand the challenges faced by emerging companies, as they strive to grow and compete in the global market. They partner with investee companies and work alongside management providing the strategic and financial resources needed to help management's vision become a reality. J.L. Albright does not seek control, but rather seeks to make a significant contribution in areas that are essential to instilling, maintaining, and managing dynamic growth.

Involvement is predicated on strong working relationships with company principals and management, mutually shared objectives and a thorough working knowledge of the business.

For more information on J.L. Albright Venture Partners visit www.jlaventures.com.

Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

#

This is the form of a material change report required under Subsection 75(2) of the Securities Act (Ontario) and the equivalent sections in the Securities Acts of Alberta and British Columbia.

Reg. No. 82-3200

MATERIAL CHANGE REPORT

Item 1 **Reporting Issuer:**

SIRIT Inc.
Suite 2450 - 650 West Georgia Street
Vancouver, BC V6B 4N7

Item 2 **Date of Material Change:**

November 24, 2003

Item 3 **Press Release:**

News Release #03-20 dated November 25, 2003 issued by SIRIT Inc., Toronto, ON, and disseminated by CCN Matthews.

Item 4 **Summary of Material Change:**

On November 25, 2003, SIRIT Inc. ("SIRIT") announced the November 24, 2003 closing of the first tranche of its previously announced private placement with J.L. Albright III Venture Fund ("J.L.Albright"), selling 9,732,687 SIRIT common shares to J.L. Albright at a price of $0.30 per share for gross proceeds to SIRIT of $2,919,806.

At the closing of the private placement, Rick Segal, a nominee of J.L Albright was appointed as a director of SIRIT.

Item 5 **Full Description of Material Change:**

On November 25, 2003, SIRIT Inc. ("SIRIT") announced the November 24, 2003 closing of the first tranche of its previously announced private placement with J.L. Albright III Venture Fund ("J.L.Albright"), selling 9,732,687 SIRIT common shares to J.L. Albright at a price of $0.30 per share for gross proceeds to SIRIT of $2,919,806.

SIRIT has been advised by J.L. Albright that immediately following the closing of the first tranche J.L. Albright III Venture Fund owns an aggregate of 9,732,687 common shares in the capital of SIRIT or approximately 13.7% of the issued and outstanding SIRIT common shares. The purchase was made by J.L. Albright III Venture Fund for investment purposes only.

At the closing of the private placement, Rick Segal, a nominee of J.L. Albright, was appointed as a director of SIRIT.

This first investment of approximately $2.9 million will be used by SIRIT to accelerate its product development and marketing strategy in direct response to the various initiatives involving the widespread deployment of Radio Frequency Identification ("RFID") technology. At a meeting hosted by Wal-Mart on November 4th and 5th, 2003 Wal-Mart met with its top 100 suppliers and a select group from the RFID industry, including SIRIT, to outline its plan for deployment of RFID within Wal-Mart's supply network. SIRIT, as a recognized leader in the design, development and high-volume manufacturing of RFID technology intends to use the proceeds of the total financing to accelerate its product development cycle and to expand its key alliances with major players directly involved in the efforts to meet the deployment challenges. Initial product roll-outs will commence in the first quarter of 2004 to address the immediate needs for field trials within the supply network.

Item 6 **Reliance on Subsection 75(3) of the *Securities Act* (Ontario) and the equivalent sections in the Securities Acts of Alberta and British Columbia:**

Not applicable.

Item 7 **Omitted Information:**

Not applicable.

Item 8 **Senior Officer:**

John P. Fairchild, Chief Financial Officer and Corporate Secretary.

Item 9 **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

November 25, 2003
Vancouver, BC

SIRIT Inc.

"John P. Fairchild"

Per: John P. Fairchild
Chief Financial Officer and Corporate Secretary